U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On January 31, 2024, Recon Technology, Ltd (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which the Company agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”).

Pursuant to the Securities Purchase Agreement, the Company agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from the Company in the aggregate 100,000,000 of the Company’s Class A ordinary shares (the “Shares”) at USD$0.11 per share for USD$11,000,000.

On February 2, 2024, the Company closed the Private Placement. There are 141,703,218 Shares outstanding after the issuance of the Shares purchased.

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). Each Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. No placement agent was involved in the Private Placement.

A copy of the Securities Purchase Agreement is filed as Exhibit 4.1 to this report and are incorporated by reference herein. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

Exhibits

Exhibit 4.1	Form of Securities Purchase Agreement, dated January 31, 2024, by and between Recon Technology, Ltd and the Purchasers

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: February 5, 2024